UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-held Company

NOTICE TO THE SHAREHOLDERS

Rio de Janeiro, June 10, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) announces to the market that it has received a Material Fact released by its controlling shareholder, CTX Participações S.A., as stated below:

“ CTX PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 09.601.322/0001-60
Corporate Registry ID (NIRE) 3330028691-8

MATERIAL FACT

Pursuant to CVM instruction 358, CTX Participações S.A. announces that on today’s date it received a letter from the shareholder BNDES Participações S.A. – BNDESPAR, with the following content:

“Pursuant to the Material Fact released by CTX Participações S.A. on 12/3/2009, BNDESPAR received on 5/5/2010, a notice from CVM, Ofício/CVM/SER/GER-2/No 512/2010, regarding the approval for the realization of special auctions regarding the purchase and sale of shares issued by Telemar Participações S.A. and CTX Participações S.A., as provided by article 5º, item II, of CVM’s Instruction nº 400, of December 29, 2003.

BNDESPAR also informs that it will release on June 10, 2010, notices containing all information relevant to the realization of the auctions. Thereafter, the notices will be available for consultation on the website www.bmfbovespa.com.br”.

Rio de Janeiro, June 09, 2010.

Pedro Jereissati
Investor Relations Officer ”

Rio de Janeiro, June 10, 2010.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.